February 10, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Nixplay Inc.
Amendment No. 3 Offering Statement on Form 1-A Filed December 6, 2022
File No. 024-12011

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated January 4, 2023 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Nixplay, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed December 22, 2022

Risk Factors

Risks Related to our Operations in Hong Kong

There may be difficulties in effecting service of legal process... page 12

1.	We note your response to prior comment 1. The instructions to Item 10(a) of Form 1-A define "executive officer" as any person in charge of a principal business function, including finance. Accordingly, please revise your representation that none of the Company's executive officers or directors are based in Hong Kong, or provide a more detailed analysis supporting your position that your Chief Financial Officer is not an "executive officer" under this definition and relevant state law.

Subsequent to the Company’s filing of Amendment No. 3 to the Offering Statement, Benoit Le Berre, the Company’s Chief Financial Officer, received a U.S. work visa, expiring February 3, 2026, entitling him to be employed at Creedon Technologies, USA, the Company’s United States operating subsidiary. As such, Benoit Le Berre is now an executive officer of the Company, employed by Creedon Technologies, USA, with which the Company is contracting for management services pursuant to Services Agreement described in the Offering Statement.

The Company has therefore revised the statement that “none of the Company's executive officers or directors are based in Hong Kong” to make clear that the Company’s CFO splits his time between Hong Kong and the United States. The Company has also added Benoit Le Berre to the “Directors, Executive Officers, and Significant Employees” section, where he is now listed as an executive officer of the Company.

Directors, Executive Officers, and Significant Employees, page 49

2.	We note that during your "Nixplay Kick-Off" Webinar on November 30, 2022, Benoit Le Berre introduced himself as your CFO and answered investors' questions regarding financial matters. With a view toward revised disclosure, please explain how such actions are consistent with the disclosure in your offering circular that Mr. Durbridge will act as your principal financial officer until your CFO obtains the appropriate work visa to work in the United States.

At the time of the "Nixplay Kick-Off" Webinar on November 30, 2022, Mr. Durbridge was directing, controlling, and coordinating finance and accounting functions of the Company, and had authority over those functions. While Benoit Le Berre had an important role in the financial matters of the Company as of November 30, 2022 – hence his participation in answering questions regarding financial matters at the webinar – until such time as Benoit Le Berre received his U.S. work visa, he reported to Mr. Durbridge, who had ultimate authority and responsibility over the Company’s finance and accounting functions.

As noted in the Company’s response to Comment #1 above, Benoit Le Berre, the Company’s Chief Financial Officer, has now obtained a U.S. work visa entitling him to be employed at Creedon Technologies, USA. As a result, Mr. Durbridge has relinquished his position and responsibilities as principal financial officer of the Company to Benoit Le Berre. As such, the Company has revised the disclosure in the “Directors, Executive Officers, and Significant Employees” section of the Offering Circular to remove the statement that Mr. Durbridge will act as the Company’s principal financial officer “until the Company’s CFO can obtain the appropriate visa to work in the United States.” Benoit Le Berre is now listed as the Company’s principal financial officer and principal accounting officer, is directing, controlling, and coordinating finance and accounting functions of the Company, and has authority over those functions.

Thank you again for the opportunity to respond to your questions to the offering statement of Nixplay, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Mark Palfreeman

Chief Executive Officer of Nixplay, Inc.

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